UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERS

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Commission File Number 001-33983

Sims Metal Management Limited

(Translation of registrant’s name into English)

110 Fifth Avenue, Suite 700

New York, NY 10011

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains the following:

Exhibit No.
99.1	Appendix 3E – Daily share buy-back notice (except minimum holding buy-back and selective buy-back) dated September 10, 2012.
99.2	Appendix 3E – Daily share buy-back notice (except minimum holding buy-back and selective buy-back) dated September 11, 2012.
99.3	Appendix 3E – Daily share buy-back notice (except minimum holding buy-back and selective buy-back) dated September 12, 2012.
99.4	Appendix 3E – Daily share buy-back notice (except minimum holding buy-back and selective buy-back) dated September 13, 2012.
99.5	Appendix 3E – Daily share buy-back notice (except minimum holding buy-back and selective buy-back) dated September 14, 2012.
99.6	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement dated September 11, 2012.
99.7	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement dated September 14, 2012.
99.8	Form 484 for cancellation of shares dated September 14, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 14, 2012	SIMS METAL MANAGEMENT LIMITED

/s/ Frank M. Moratti
Frank M. Moratti
Group Company Secretary and General Counsel